EXHIBIT 99.4

Press Release

Total and CMA CGM Complete World’s Largest Liquefied

Natural Gas Bunkering Operation at Port of Rotterdam

Rotterdam, 16 November 2020 – The CMA CGM Jacques Saadé, the world’s largest containership powered by Liquefied Natural Gas (LNG) has completed her first LNG bunkering with Total’s LNG bunker vessel, the Gas Agility, on November 13th 2020 at the Port of Rotterdam in the Netherlands. The 23,000 TEU1 containership received around 17,300 m3 of LNG, making it the largest LNG bunkering operation to ever take place.

Safe and efficient bunkering operation was performed by the Gas Agility at the Rotterdam World Gateway terminal by means of a ship-to-ship transfer, while the CMA CGM Jacques Saadé carried out cargo operations simultaneously. The supply of LNG was provided by Total Marine Fuels Global Solutions, Total’s dedicated business unit in charge of worldwide bunkering activities. Refueling took approximately 24 hours to complete.

As part of this milestone operation, the carbon footprint of the LNG delivered was further reduced with the introduction of biomethane for approximately 13% of the quantity delivered, through the Guarantee of Origin (GO) certificates mechanism. The biomethane is produced in the Schipol area in the Netherlands, mainly by organic municipal waste

The pioneering bunkering operation is a ground-breaking development for the global LNG market and concretely demonstrates Total and CMA CGM’s pledge to advance the use of LNG as a marine fuel, the best, immediately available solution in terms of energy transition to help reduce the environmental footprint of maritime transport. LNG makes it possible to eliminate almost all the air pollutants generated by the combustion of fossil fuels:

•	99% of sulphur oxide emissions;
•	99% of fine particles emissions;
•	Up to 85% of nitrogen oxide emissions;

A LNG-powered vessel also emits up to 20% less CO2 than conventional fuel-powered systems. The development of bio and synthetic LNG2 will further drive forward LNG as a viable pathway to support the International Maritime Organization’s strategy on reducing GHG emissions from international shipping.

“We are really proud of this landmark achievement, which is the culmination of a 3-year close collaboration between Total and CMA CGM,” said Jérôme Leprince-Ringuet, Vice President Marine Fuels at Total. “It also marks the shipping industry’s first commercial use of biomethane on this scale. Such introduction reflects Total’s ambition to get to Net Zero by 2050 and our commitment to help reduce the carbon intensity of the energy products used by our customers.”

1 Twenty-foot Equivalent Unit: Unit used to measure a container ship’s cargo carrying capacity.

2 Synthetic LNG is LNG derived from the synthesis of CO2 and hydrogen; it is considered a zero-emission fuel when produced from renewable hydrogen and recycled CO2.

“The success of the first LNG bunkering of our flagship in Rotterdam is the culmination of 7 years of research and development by experts from CMA CGM Group and its partners. We are very pleased to have chosen Total for the gas supply of this major industrial project,” said Christine Cabau, Executive Vice President in charge of CMA CGM Group’s industrial assets. “This operation marks the structuring of a chain of excellence for LNG used as a fuel for maritime transport. It is a new step towards accelerating the energy transition in maritime transport and logistics”.

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About Total Marine Fuels Global Solutions

Total Marine Fuels Global Solutions is Total’s dedicated business unit in charge of worldwide bunkering activities. Total Marine Fuels Global Solutions is the single point of contact for a full spectrum of solutions with innovative and efficient bunkering services. www.marinefuels.total.com.

About Total

Total is a broad energy group that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About CMA CGM

Led by Rodolphe Saadé, the CMA CGM Group is a world leader in shipping and logistics. Its 500 vessels serve more than 420 ports across five continents around the world and carried nearly 22 million TEUs (twenty-foot equivalent units) in 2019. With CEVA Logistics, a world leader in logistics services, CMA CGM handles more than 500,000 tons of airfreight and 1.9 million tons of inland freight every year. CMA CGM is constantly innovating to offer customers new maritime, inland and logistics solutions. Present on every continent and in 160 countries through its network of 755 offices and 750 warehouses, the Group employs 110,000 people worldwide, of which 2,400 in Marseille where its head office is located.

Follow the CMA CGM Group on:

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Contacts

Total:     Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

 Investor Relations: +44 (0)207 719 7962 l ir@total.com

CMA CGM : Media Relations: media@cma-cgm.com

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